14048570

AB
3/19

SEC Mail Processing Section
RECEIVED
MAR 04 2014
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189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDES CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 WEST WACKER DRIVE SUITE 1810
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINBERG & CO.
(Name – *if individual, state last, first, middle name*)

1415 E STATE STREET SUITE 608 (Address) ROCKFORD (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, CURTIS SPEARS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDES CAPITAL GROUP, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

JORGE AMEZQUITA
Commission # 1961016
Notary Public - California
Los Angeles County
My Comm. Expires Nov 19, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDES CAPITAL GROUP, LLC

ANNUAL AUDITED REPORT
For the Years Ended
December 31, 2013 and 2012

INDEX

	Page
Facing Page - Annual Audit Report Form X-17A-5, Part III	2
Oath or Affirmation	3
Independent Auditors' Report	4
Financial Statements:	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Change in Member's Equity	7
Statement of Cash Flow	8
Notes to Financial Statements	9-11
Supplementary Information Required by Rule 17A-5 of the Securities and Exchange Commission,	
Schedule I - Computation of Net Capital Required by Rule 15C3-1 of the Securities and Exchange Commission	12
Schedule II - Summary of Audit Adjustments to Computation of Net Capital Requirement	13
Schedule III - Computation for Determination of Reserve Requirements Required by Rule 15C3-3 of the Securities and Exchange Commission	14
Schedule IV - Information Relating to the Possession or Control Requirements Required by Rule 15C3-3 of the Securities and Exchange Commission	15
Report of Independent Accountants on Internal Control Required by Rule 17A-5 of the Securities and Exchange Commission	16-17
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	18

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

Board of Directors
Andes Capital Group, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Andes Capital Group, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Rockford, Illinois
February 24, 2014

Weinberg & Co.

ANDES CAPITAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS	2013	2012
CURRENT:		
Cash and cash equivalents	$ 81	$ -
Commissions receivable	1 851	52 488
Cash on deposit with clearing broker	25 681	25 681
Security deposit	2 400	2 400
Furniture and equipment, at cost, less accumulated depreciation of $39,274 and $39,106, respectively	8 609	8 777
TOTAL ASSETS	$ 38 622	$ 89 346
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Checks drawn against future deposits	$ -	$ 2 681
Accounts payable	6 000	5 617
TOTAL LIABILITIES	6 000	8 298
MEMBERS' EQUITY	32 622	81 048
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 38 622	$ 89 346

The accompanying notes are an integral part of the financial statements.

ANDES CAPITAL GROUP, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2013 and 2012

	2013	2012
COMMISSIONS AND FEE INCOME	$ 339 276	$ 476 018
OPERATING EXPENSES:		
Salaries	-	18 958
Payroll taxes	-	1 546
	-	20 504
Guaranteed payments to partners	105 596	109 757
Outside services	55 034	33 427
Bloomberg services	19 247	38 770
Bank charges	1 537	1 924
Contributions	-	700
Entertainment/promotion	25 842	21 239
Illinois replacement tax	2 267	3 627
Travel	31 169	38 442
Vehicle expense	4 279	3 361
Advertising	-	8 311
Office expense	23 202	20 590
Depreciation	168	396
Dues and subscriptions	27 404	12 688
Insurance	1 816	3 384
Rent	35 614	49 767
Professional fees	41 478	57 909
Telephone	8 966	19 789
Licenses and permits	2 040	520
Supplies	-	467
	385 659	445 572
NET INCOME (LOSS)	$ (46 383)	$ 30 446

The accompanying notes are an integral part of the financial statements

ANDES CAPITAL GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2013 and 2012

	2013	2012
Beginning balance	$ 81 048	$ 72 881
Net income (loss)	(46 383)	30 446
Members' distributions	(2 043)	(22 279)
Ending balance	$ 32 622	$ 81 048

The accompanying notes are an integral part of the financial statements.

ANDES CAPITAL GROUP, LLC

STATEMENTS OF CASH FLOW
For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ (46 383)	$ 30 446
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	168	396
Decrease (increase) in commissions receivable	50 637	1 066
Decrease in accounts payable and checks drawn against future deposits	(2 298)	(5 437)
Increase in cash on deposit clearing broker	-	(5)
Increase in security deposit	-	(1 600)
Total adjustments	48 507	(5 580)
Net cash provided by operating activities	2 124	24 866
CASH FLOWS FROM INVESTING ACTIVITIES, Purchase of assets	-	(2 609)
CASH FLOWS FROM FINANCING ACTIVITIES, Members' distributions	(2 043)	(22 279)
NET INCREASE (DECREASE) IN CASH	81	(22)
CASH AND CASH EQUIVALENTS, beginning of year	-	22
CASH AND CASH EQUIVALENTS, end of year	$ 81	$ -
SUPPLEMENTAL CASH FLOW DISCLOSURE, Cash paid during the year for Illinois replacement tax	$ 2 267	$ 3 627

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations
Andes Capital Group, LLC (Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting, distribution and trading of municipal bonds; sales, trading and execution of equities; sales, trading and underwriting for directed investment and private equity for taxable fixed income; commission recapture and research.

Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Receivable from Clearing Broker
Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at December 31, 2013, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded (See Note 5).

Furniture and Equipment
Property and equipment are stated at cost and are depreciated using straight-line and accelerated methods over estimated useful lives ranging from 5-7 years.

Income Taxes
Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued))

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2013 and 2012.

Revenue Recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction. Commissions are recorded on a settlement date basis, which does not differ materially from the trade date basis.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, commissions receivable and accounts payable for which recorded values approximate fair values based on their short-term nature.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at December 31, 2013, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $21,613 and $69,871, which was $16,613 and $64,871 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 27.76% and 16.65% to 1 at December 31, 2013 and 2012, respectively.

NOTE 4 - OPERATING LEASE

The Company leases its operating facility under a month to month lease. The lease requires monthly lease payments of $1,100. At December 31, 2013 and 2012, rent expense for this lease totaled $13,200 and $24,000 for the years ended December 31, 2013 and 2012, respectively.

NOTE 4 - OPERATING LEASE (Continued)

In addition, the Company rents on a month-to-month basis apartments to be used by Company personnel while on business trips to other cities. Rent for these apartments totaled $22,414 and $25,767 for the years ended December 31, 2013 and 2012, respectively. The Company's total rent expense was $35,614 and $49,767 for the years ended December 31, 2013 and 2012.

NOTE 5 - CLEARING AGREEMENT

The Company is an introducing broker, and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2013 and 2012, had no amounts or securities due to clearing brokers from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, it maintains with its clearing broker a money market account to be used as a security deposit. The amount of cash on deposit with the security broker was $25,681 at December 31, 2013 and 2012, respectively.

Receivables from the clearing broker arise in the ordinary course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

NOTE 6 - MAJOR CUSTOMERS

Commission and fee income from institutional clients in excess of 10 percent of total commission and fee income is as follows:

	2013	2012
Customer 1	$ 100,000	$ 150,000
Customer 2	75,000	100,000
Customer 3	50,000	75,000
Customer 4	-	60,000
Customer 5	75,000	-

ANDES CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 32,622
Deduct non-allowable assets:	
Furniture and equipment, net of accumulated depreciation	(8,609)
Security deposit	(2,400)
NET CAPITAL	21,613
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 16,613
EXCESS NET CAPITAL AT 120%	$ 15,613

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 6,000
Ratio: Aggregate indebtedness to Net Capital	27.76%

SCHEDULE II

ANDES CAPITAL GROUP, LLC
SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT

December 31, 2013

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 21,519
Audit adjustment:	
Accounts payable	94
Net capital as currently reported on Schedule I	$ 21,613

ANDES CAPITAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is exempt from Rule 15C3-3 under paragraph (k) (2) (ii). The Company clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment companies, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

ANDES CAPITAL GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph (k) (2) (ii). The Company clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment companies, and promptly transmits all customer funds and securities to RBC Correspondent Services, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants Report on Internal Control Required by SEC Rule 17A-5

The Members
Andes Capital Group, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Andes Capital Group, LLC for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control activities for safeguarding securities as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We also made a study of the practices and procedures followed by Andes Capital Group, LLC in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15C3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended December 31, 2013. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17A-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinberg & Co.

Rockford, Illinois
February 24, 2014

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members
Andes Capital Group, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Andes Capital Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Andes Capital Group, LLC's compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Andes Capital Group, LLC's management is responsible for Andes Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Andes Capital Group, LLC's Statement of Operations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

February 24, 2014 Weinberg & Co.